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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                     Amendment No. 9 (Final Amendment)
                                    to
                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                       Banyan Strategic Land Fund II
                             (Name of Issuer)

                        Common Stock, $.01 par value
                      (Title of Class of Securities)


                                 06682 R 10
                               (CUSIP Number)


                           David P. Levin, Esq.
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                             919 Third Avenue
                         New York, New York  10022
                              (212) 715-9100
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)


                                June 6, 1995
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is
the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box:   /_/

Check the following box if a fee is being paid with this
statement:   /_/

              Page 1 of 9 pages


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                               SCHEDULE 13D
CUSIP No.  06682 R 10                                     Page 2
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                DICKSTEIN & CO., L.P.                13-3321472

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  /_/
                                                 (b)  SEE ITEM 5

3)       SEC USE ONLY

4)       SOURCE OF FUNDS

                WC

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                   /_/

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE

                        7)   SOLE VOTING POWER
                             Not Applicable
         NUMBER
         OF             8)   SHARED VOTING POWER
         SHARES                   0    (See Item 5)
         BENEFICIALLY
         OWNED BY       9)   SOLE DISPOSITIVE POWER
         EACH                Not Applicable
         REPORTING
         PERSON        10)   SHARED DISPOSITIVE POWER
         WITH                     0    (See Item 5)

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
            0      (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                        /_/

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0% (See Item 5)

14)      TYPE OF REPORTING PERSON
                PN


PAGE
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                               SCHEDULE 13D
CUSIP No.  06682 R 10                               Page 3
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                DICKSTEIN INTERNATIONAL LIMITED

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (a)  /_/
                                          (b)  SEE ITEM 5

3)       SEC USE ONLY


4)       SOURCE OF FUNDS

                WC

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)            /_/

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                BRITISH VIRGIN ISLANDS



                        7)    SOLE VOTING POWER
                              Not Applicable
         NUMBER
         OF             8)    SHARED VOTING POWER
         SHARES                  0    (See Item 5)
         BENEFICIALLY
         OWNED BY       9)    SOLE DISPOSITIVE POWER
         EACH                 Not Applicable
         REPORTING
         PERSON        10)    SHARED DISPOSITIVE POWER
         WITH                    0   (See Item 5)

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
            0    (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                            /_/

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0% (See Item 5)

14)      TYPE OF REPORTING PERSON
                CO

PAGE
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                               SCHEDULE 13D
CUSIP No.  06682 R 10                                    Page 4
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                DICKSTEIN PARTNERS, L.P.            13-3544838

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)   /_/
                                            (b)  SEE ITEM 5

3)       SEC USE ONLY


4)       SOURCE OF FUNDS

                AF

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)          /_/

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE

                           7)      SOLE VOTING POWER
                                   Not Applicable
         NUMBER
         OF                8)      SHARED VOTING POWER
         SHARES                        0    (See Item 5)
         BENEFICIALLY
         OWNED BY          9)      SOLE DISPOSITIVE POWER
         EACH                      Not Applicable
         REPORTING
         PERSON           10)      SHARED DISPOSITIVE POWER
         WITH                          0     (See Item 5)

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
            0      (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                   /_/

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0% (See Item 5)

14)      TYPE OF REPORTING PERSON
                PN


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                               SCHEDULE 13D
CUSIP No.  06682 R 10                                  Page 5
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                DICKSTEIN PARTNERS INC.             13-3537972

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                               (a)   /_/

                                               (b)  SEE ITEM 5

3)       SEC USE ONLY


4)       SOURCE OF FUNDS

                AF

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                     /_/

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE

                            7)      SOLE VOTING POWER
                                    Not Applicable
         NUMBER
         OF                 8)      SHARED VOTING POWER
         SHARES                         0     (See Item 5)
         BENEFICIALLY
         OWNED BY           9)      SOLE DISPOSITIVE POWER
         EACH                       Not Applicable
         REPORTING
         PERSON            10)      SHARED DISPOSITIVE POWER
         WITH                           0     (See Item 5)

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
            0      (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                           /_/

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0% (See Item 5)

14)      TYPE OF REPORTING PERSON
                CO



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                               SCHEDULE 13D
CUSIP No.  06682 R 10                               Page 6
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                MARK DICKSTEIN

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  /_/

                                              (b)  SEE ITEM 5

3)       SEC USE ONLY


4)       SOURCE OF FUNDS

                AF

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                     /_/

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                UNITED STATES

                        7)     SOLE VOTING POWER
                               Not Applicable
         NUMBER
         OF             8)     SHARED VOTING POWER
         SHARES                    0    (See Item 5)
         BENEFICIALLY
         OWNED BY       9)     SOLE DISPOSITIVE POWER
         EACH                  Not Applicable
         REPORTING
         PERSON        10)     SHARED DISPOSITIVE POWER
         WITH                      0     (See Item 5)

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
            0      (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                      /_/

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0% (See Item 5)

14)      TYPE OF REPORTING PERSON
                IN

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                 Amendment No. 9 (Final Amendment)
                                to
                           Schedule 13D

     This Statement amends the Schedule 13D, dated October 21, 1992, as amended by Amendment Nos. 1 to 8 (the "Schedule 13D"), filed by Dickstein & Co., L.P. ("Dickstein & Co."), Dickstein International Limited ("Dickstein International"), Dickstein Partners, L.P., Dickstein Partners Inc. and Mark Dickstein with respect to the Common Stock, $.01 par value (the "Common Stock"), of Banyan Strategic Land Fund II (the "Company"). Notwithstand-ing this Amendment No. 9, the Schedule 13D speaks as of its respective dates.


I.   Items 5(a), 5(c) and 5(e) of the Schedule 13D, "Interest in
     Securities of the Issuer," are amended by adding the following to the end thereof:

          "(a) On June 5, 1995, in connection with the Company's issuer tender offer (the "Tender Offer"), Dickstein & Co. tendered to the Company the 1,180,000 shares of Common Stock owned by it and Dickstein International tendered to the Company the 286,700 shares of Common Stock owned by it. The Tender Offer was consummated on June 5, 1995. On June 6, 1995, the Company announced a preliminary proration percentage of 100%. As a result, it is anticipated that the Dickstein & Co. and Dickstein International each will have sold all shares owned by it in the Tender Offer, and as a result the Reporting Persons no longer beneficially own any shares of Common Stock.

          (c) Arthur Wrubel, a Vice President of Dickstein Partners, tendered to the Company all 25,000 shares of Common Stock owned by him in the Tender Offer. Except as described in
Item 5(a) above and this Item 5(c), or as set forth in Amendment No. 8, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days.

          (e) As a result of the sale of shares of Common Stock in the Tender Offer, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock on June 5, 1995. Accordingly, the Reporting Persons no longer have a reporting obligation under Section 13(d) of the Exchange Act with respect to the Common Stock, and the Reporting Persons intend not to further amend their report on Schedule 13D to reflect changes in the facts set forth herein which may occur after the date hereof."


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                                 SIGNATURE


      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  June 7, 1995


                             DICKSTEIN & CO., L.P.

                              By:  Alan Cooper, as Vice President
                                   of Dickstein Partners Inc.,
                                   the general partner of
                                   Dickstein Partners, L.P., the
                                   general partner of Dickstein &
                                   Co., L.P.


                                  /s/Alan Cooper
                                  Name:  Alan Cooper


                              DICKSTEIN INTERNATIONAL LIMITED

                              By:  Alan Cooper, as Vice President
                                   of Dickstein Partners Inc.,
                                   the agent of Dickstein
                                   International Limited

                                   /s/ Alan Cooper
                                   Name:  Alan Cooper


                              DICKSTEIN PARTNERS, L.P.

                              By:  Alan Cooper, as Vice President
                                   of Dickstein Partners Inc.,
                                   the general partner of
                                   Dickstein Partners, L.P.

                                  /s/ Alan Cooper
                                  Name:  Alan Cooper

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                             DICKSTEIN PARTNERS INC.

                             By:  Alan Cooper, as Vice President


                                  /s/ Alan Cooper
                                  Name:  Alan Cooper


                                 /s/ Mark Dickstein
                                     Mark Dickstein

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